We have issued our report dated March 9, 2001, accompanying the financial statements of ZAP (formerly Zapworld.com) and Subsidiaries contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

/s/ Grant Thornton LLP

San Francisco, California
September 28, 2001